May 7, 2025

Management’s Discussion and Analysis

Management's Discussion and Analysis ("MD&A") for Enerflex Ltd. ("Enerflex" or the “Company") should be read in conjunction with the unaudited interim condensed consolidated financial statements (the "Financial Statements") for the three months ended March 31, 2025 and 2024, the Company’s 2024 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2024, and the cautionary statements regarding forward-looking information and statements in the “Forward-Looking Statements” section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, technological, and environmental conditions. Additionally, other factors and events may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Management Information Circular dated March 21, 2025, the AIF, and Form 40-F Annual Report, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, in particular IAS 34 “Interim Financial Reporting”, and is presented in United States dollars unless otherwise stated.

Enerflex Strategy

Enerflex’s 45-year success is built upon our shared Vision of Transforming Energy for a Sustainable Future, propelled by a long-term strategy centered on four foundational pillars:

•
Leading Position in Growing Markets: Using the Company’s strong market position in core countries to benefit from expected growth in natural gas and produced water volumes.
•
Stable Energy Infrastructure ("EI") Platform: Building upon an EI platform that generates steady, recurring revenue.
•
Engineered Systems ("ES"), a Strategic Differentiator: Our ES modularized energy solutions distinguish Enerflex through our commitment to technical excellence and provides unique advantages to Enerflex’s EI and After-Market Service ("AMS") business lines.
•
Financial Strength and Discipline: Maintaining balance sheet strength while paying a sustainable dividend.

Through simplifying and optimizing our core business, and with our disciplined execution, and strong reputation for quality production and services, we are well-positioned over the medium and long-term to meet the increasing demand for sustainable energy infrastructure via our integrated natural gas, treated water, and energy transition solutions – and continue generating lasting value for all stakeholders.

M-1

Outlook

Industry Update

Enerflex continues to expect operating results to be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65% of gross margin before depreciation and amortization during 2025. The EI product line is supported by client partner contracts expected to generate approximately $1.5 billion of revenue over their remaining terms.

Visibility for the ES product line remains solid, with a backlog of approximately $1.2 billion as at March 31, 2025, the majority of which is expected to convert into revenue over the next 12 months. During 2025, ES gross margins are expected to align more closely with historical averages, reflecting both weaker domestic natural gas prices through much of 2024 and a shift in project mix.

While near-term ES revenue is expected to remain steady, Enerflex continues to closely monitor evolving market conditions and increased near-term risk and uncertainty, including the impact of tariffs and lower oil prices, and will adjust its business as appropriate. The Company expects to be partially protected from the direct and indirect impact of tariffs through its diversified operations and on-going risk management efforts. Enerflex’s operations in the USA, Canada and Mexico are largely distinct in the client and projects they serve. The USA is Enerflex’s largest operating region, generating 45% of consolidated revenue on a trailing-twelve month basis by destination of sale, and we believe the Company is well positioned to benefit from growth in domestic energy production. Enerflex’s operations in Canada and Mexico generated 11% and 3% of consolidated revenue on a trailing twelve-month basis, respectively.

Despite increased near-term risk and uncertainty for the ES product line, recent domestic natural gas prices have been constructive, and the medium-term outlook for ES products and services remains attractive, supported by anticipated growth in natural gas and produced water volumes across Enerflex’s global footprint.

Capital Spending

Enerflex continues to target a disciplined capital program in 2025, with total capital expenditures of $110 million to $130 million. This includes a total of approximately $70 million for maintenance and property, plant and equipment ("PP&E") capital expenditures and growth spending of $40 million to $60 million. Disciplined capital spending will focus on client partner supported opportunities primarily in the USA. Notably, the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants. Enerflex will continue to make selective client partner supported growth investments in this business.

Capital Allocation

Providing meaningful direct shareholder returns is a priority for Enerflex, reflected through the 50% increase of the Company’s third quarter 2024 dividend, and implementation of the Normal Course Issuer Bid ("NCIB").

The NCIB commenced on April 1, 2025 and will terminate no later than March 31, 2026. Under the NCIB, the Company is authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancellation. During the month of April 2025, Enerflex repurchased 690,500 Common Shares at an average price of CAD$10.15 per share.

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to increases in the Company’s dividend, share repurchases, and disciplined growth capital spending, Enerflex will also consider further debt reduction to strengthen its balance sheet and lower net finance costs. Unlocking greater financial flexibility positions the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack.

M-2 Q1 2025 Report 2025

Organizational Update

As previously announced, Mr. Marc Rossiter stepped down from his role as President, Chief Executive Officer ("CEO") and Director effective on March 19, 2025. Mr. Preet S. Dhindsa, formerly Senior Vice President and Chief Financial Officer, is serving as Enerflex’s President and CEO (Interim). Mr. Dhindsa joined Enerflex in October 2023 and is a seasoned executive with more than 25 years of experience primarily in the energy and financial services industries. Since joining Enerflex, Mr. Dhindsa spearheaded several corporate initiatives including improving balance sheet health and enhancing the global finance function.

Mr. Joe Ladouceur, formerly Enerflex's Vice President Treasury, Tax & Insurance, is serving as Chief Financial Officer (Interim). Mr. Ladouceur joined Enerflex in October 2023 with over 30 years of experience in the finance and energy industries. Mr. Ladouceur has held numerous executive leadership roles with Canadian E&P, energy services, and equipment fabrication companies.

The Board is undertaking a comprehensive search to identify the Company's permanent CEO and has retained an executive search firm to assist with the process.

M-3

Summary Results

	Three months ended March 31,
($ millions, except percentages)	2025	2024
Revenue	$552	$638
Gross margin	128	87
Gross margin as a percentage of revenue	23.2%	13.6%
Selling, general and administrative expenses (“SG&A”)	57	78
Foreign exchange loss	-	1
Operating income	71	8
EBITDA[1]	105	47
EBIT[1]	66	3
EBT[1]	43	(23)
Net earnings (loss)	24	(18)
Long-term debt	639	853
Net debt[2]	564	743
Cash provided by operating activities	96	101

Key Financial Performance Indicators (“KPIs”)
ES bookings[3]	$205	$420
ES backlog[3]	1,206	1,266
EI contract backlog[4]	1,497	1,639
Gross margin before depreciation and amortization (“Gross margin before D&A”)[5]	161	119
Gross margin before D&A as a percentage of revenue[5]	29.2%	18.7%
Adjusted EBITDA[6]	113	69
Free cash flow[7]	85	72
Bank-adjusted net debt to EBITDA ratio[7]	1.3x	2.2x
Return on capital employed (“ROCE”)[7,8]	14.2%	0.6%

1EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes. EBT is defined as earnings before taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalent as presented in the Financial Statements.

3Refer to the “ES Bookings and Backlog” section of this MD&A for further details.

4Refer to the “EI Contract Backlog” section of this MD&A for further details.

5Refer to the “Gross Margin by Product line” section of this MD&A for further details.

6Refer to the “Adjusted EBITDA” section of this MD&A for further details.

7Refer to the “Non-IFRS Measures” section of this MD&A for further details.

8Determined by using the trailing 12-month period.

M-4 Q1 2025 Report 2025

Results Overview

•
Enerflex generated revenue of $552 million during the three months ended March 31, 2025, compared to revenue of $638 million during the same period in 2024. The decrease is attributable to upfront revenue recognized in the EI product line on conversion of an existing EI asset from an operating lease to a finance lease in the Eastern Hemisphere ("EH") segment during the first quarter of 2024, partially offset by sale of certain EI assets - operating leases in the Latin America ("LATAM") segment in the first quarter of 2025.
•
Gross margin for the first quarter of 2025 was $128 million and 23.2%, increasing from $87 million and 13.6% during the same period in 2024, primarily due to costs recognized related to an international ES project in the first quarter of 2024, and contributions from the sale of EI assets in LATAM in the first quarter of 2025.
•
SG&A was $57 million for the three months ended March 31, 2025, a decrease of $21 million from the same period in 2024, primarily due to decreased share-based compensation resulting from mark-to-market volatility on share prices in the first quarter of 2025, and lower costs and improved efficiencies, partially offset by executive transition costs.
•
Cash provided by operating activities was $96 million during the three months ended March 31, 2025, a decrease of $5 million from the same period in 2024, primarily due to lower recovery of working capital related to timing and execution of ES projects, partially offset by increased earnings in the first quarter of 2025. Free cash flow was $85 million during the three months ended March 31, 2025, compared to $72 million during the same period in 2024. The increase of $13 million is the result of higher net earnings and proceeds on the sale of EI assets in LATAM, lower capital expenditures and no mandatory debt repayments required in current quarter following repayment of the term loan in 2024. These increases to free cash flow are partially offset by lower recovery of working capital when compared to the same period in 2024.
•
Enerflex repaid $74 million of long-term debt during the first quarter of 2025, and further reduced its net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio through strong cash flow generation and disciplined capital allocation. At March 31, 2025, the Company was in compliance with its covenants.
•
The Company invested $14 million in capital expenditures ("CAPEX") during the three months ended March 31, 2025, comprised of $8 million in maintenance expenditures across the global EI assets and PP&E and $6 million to expand the EI asset fleet. The Company also invested $19 million during the three months ended March 31, 2025 to expand an EI project in EH that will be accounted for as a finance lease when completed.
•
Enerflex recorded ES bookings of $205 million during the three months ended March 31, 2025, compared to $420 million during the same period of 2024. First quarter bookings were impacted by accelerated client activity in the latter part of the fourth quarter of 2024 predominantly in the North America ("NAM") segment, which resulted in select orders being pulled forward, and clients pausing some decisions on expenditures due to commodity price volatility and evolving market conditions. The Company continues to closely monitor activity levels and will adjust its business as appropriate. Enerflex’s backlog remains healthy at $1.2 billion at March 31, 2025.
•
The Company’s EI contract backlog of $1.5 billion at March 31, 2025 remained consistent with the backlog of $1.5 billion at December 31, 2024.
•
Subsequent to March 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on June 3, 2025 to shareholders of record on May 21, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on availability of cash flow, anticipated market conditions, and the general needs of the business.

M-5

Adjusted EBITDA

Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation which fluctuates based on share price that can be influenced by factors not directly relevant to the Company's operations; impact of finance leases to account for the lease principal payments received over the term of the related lease and removing the non-cash upfront selling profit; gain or loss on redemption options associated with the Company’s Notes; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

	Three months ended March 31, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$24
Income taxes[1]				19
Net finance costs[1,2]				23
EBIT[3]	$38	$19	$12	$66
Depreciation and Amortization	16	11	12	39
EBITDA	$54	$30	$24	$105
Share-based compensation	(2)	(1)	-	(3)
Impact of finance leases
Principal payments received	-	-	8	8
Loss on redemption options[3]				3
Adjusted EBITDA	$52	$29	$32	$113

1The Company included net earnings (loss), income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3EBIT includes $3 million loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended March 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$(18)
Income taxes[1]				(5)
Net finance costs[1,2]				26
EBIT	$33	$5	$(35)	$3
Depreciation and amortization	18	10	16	44
EBITDA	$51	$15	$(19)	$47
Restructuring, transaction and integration costs	3	2	1	6
Share-based compensation	3	1	2	6
Impact of finance leases
Upfront gain	-	-	(3)	(3)
Principal payments received	-	-	13	13
Adjusted EBITDA	$57	$18	$(6)	$69

1The Company included net earnings (loss), income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

Refer to the section “Segmented Results” of this MD&A for information about results by reporting segment.

M-6 Q1 2025 Report 2025

Engineered Systems Bookings and Backlog

Enerflex monitors its ES bookings and backlog as indicators of future revenue generation and business activity levels for the ES product line. ES bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES products decrease backlog in the period the revenue is recognized. Accordingly, ES backlog is an indication of revenue to be recognized in future periods. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as ES bookings. The full amount of revenue is removed from backlog at commencement of the lease.

Enerflex recorded ES bookings of $205 million during the three months ended March 31, 2025, compared to $420 million during the same period of 2024. First quarter bookings were impacted by accelerated client activity in the latter part of the fourth quarter of 2024 predominantly in the NAM segment, which resulted in select orders being pulled forward, and clients pausing some decisions on expenditures due to commodity price volatility and evolving market conditions.

Enerflex’s ES backlog remains healthy at $1.2 billion at March 31, 2025 and includes approximately 44% of processing orders as at March 31, 2025. It also includes future upfront revenue on expansion of an EI project in EH that would be accounted for as a finance lease on completion.

Enerflex’s backlog provides strong visibility for the ES business and the Company expects near-term revenue for the ES business to remain steady. The Company continues to closely monitor the evolving market conditions and increased near-term risk and uncertainty, and will adjust its business as appropriate.

ES bookings and backlog by reporting segment are disclosed in the “Segmented Results” section of this MD&A.

M-7

EI Contract Backlog

The Company’s EI contract backlog is recognized from lease agreements executed with clients for leasing and/or operations and maintenance of the Company’s EI assets. Lease agreements executed during the period increases EI contract backlog while revenue recognized on EI products decreases the EI contract backlog in the period the revenue is recognized.

Enerflex has lease agreements with clients for EI assets with initial terms ranging from one to 10 years. Information on recognition of revenue from the EI contract backlog is included in Note 7 of the Financial Statements.

The following table sets forth EI contract backlog by reporting segment:

($ millions)	March 31, 2025	December 31, 2024
NAM	$152	$136
LATAM	438	458
EH	907	951
Total EI contract backlog	$1,497	$1,545

Enerflex's EI contract backlog of $1.5 billion at March 31, 2025 has remained consistent with the backlog of $1.5 billion at December 31, 2024.

Segmented Results

Enerflex has three reporting segments: NAM, LATAM, and EH, each of which are supported by Enerflex’s corporate functions. Corporate overhead is allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.

M-8 Q1 2025 Report 2025

NAM

	Three months ended March 31,
($ millions, except percentages)	2025	2024
ES bookings	$169	$319
ES backlog	1,022	984
EI contract backlog	152	106
Segment revenue	$368	$385
Intersegment revenue	(6)	(16)
Revenue	$362	$369
EI	$36	$36
AMS	60	66
ES	266	267
Revenue	362	369

EI	18	19
AMS	8	10
ES	44	46
Gross margin	70	75
Gross margin %	19.3%	20.3%

EI	26	27
AMS	10	11
ES	46	48
Gross margin before D&A	82	86
Gross margin before D&A %	22.7%	23.3%

SG&A	32	42
Operating income	38	33
EBIT	38	33
EBITDA	54	51
Adjusted EBITDA	52	57

ES bookings of $169 million in the first quarter of 2025 decreased by $150 million compared to the same period in 2024, attributable to accelerated client activity in the latter part of the fourth quarter of 2024, which resulted in select orders being pulled forward, and clients pausing some decisions on expenditures due to commodity price volatility and evolving market conditions. Draw-down of the segment's $1.0 billion ES backlog at March 31, 2025 is expected to result in steady ES revenue generation over the near term.

EI contract backlog of $152 million at March 31, 2025, increased from $136 million at December 31, 2024, attributable to new bookings, partially offset by revenue recognized on ongoing contracts.

Revenue decreased by $7 million for the first quarter of 2025 compared to the same period last year, primarily due to higher than typical AMS activity levels during the first quarter of 2024, while the current year revenue reflects seasonal operational activity typical for the AMS business.

Gross margin decreased during the three months ended March 31, 2025, compared to the same period of 2024, attributable to lower margin contribution from lower AMS revenue and ES project execution in current quarter.

SG&A for the three months ended March 31, 2025, decreased compared to the same period of 2024, primarily due to decreased share-based compensation resulting from mark-to-market volatility on share prices in the first quarter of 2025, and cost reductions and improved efficiencies, partially offset by executive transaction costs.

At March 31, 2025, the USA contract compression fleet totaled approximately 448,000 horsepower. The average utilization of the USA contract compression fleet for the three months ended March 31, 2025, was 94% consistent with the 93% utilization for the three months ended March 31, 2024.

M-9

LATAM

	Three months ended March 31,
($ millions, except percentages)	2025	2024
ES bookings	$5	$5
ES backlog	13	71
EI contract backlog	438	488
Segment revenue	$102	$84
Intersegment revenue	-	-
Revenue	$102	$84
EI	$74	$57
AMS	20	14
ES	8	13
Revenue	102	84

EI	23	18
AMS	6	4
ES	2	2
Gross margin	31	24
Gross margin %	30.4%	28.6%

EI	33	29
AMS	6	4
ES	2	2
Gross margin before D&A	41	35
Gross margin before D&A %	40.2%	41.7%

SG&A	10	13
Foreign exchange loss	-	1
Operating income (loss)	21	10
EBIT	19	5
EBITDA	30	15
Adjusted EBITDA	29	18

Enerflex continues to monitor potential ES projects in LATAM and is positioned to capitalize on those opportunities should they proceed. The segment's ES backlog of $13 million at March 31, 2025 reflects ongoing projects near completion.

EI contract backlog was $438 million at March 31, 2025, compared to $458 million at December 31, 2024. The decrease of $20 million is primarily due to revenue recognition on existing contracts partially offset by new bookings in the first quarter of 2025.

Revenue for the first quarter of 2025 was $102 million, an increase of $18 million from the same period in 2024, primarily driven by sale of certain EI assets - operating leases during the quarter, rate adjustments on existing EI contracts that became effective in the third quarter of 2024, and stronger parts sales in the AMS business, partially offset by lower ES revenue in the quarter due to reduced project activity when compared to the same period of 2024.

Gross margin increased by $7 million during the three months ended March 31, 2025, compared to the same period last year, due to stronger margin on the EI asset sale, and parts sales in the AMS product line.

SG&A of $10 million during the three months ended March 31, 2025, decreased by $3 million when compared to the same period in 2024, attributable to lower costs and improved efficiencies.

M-10 Q1 2025 Report 2025

EH

	Three months ended March 31,
($ millions, except percentages)	2025	2024
ES bookings	$31	$96
ES backlog	171	211
EI contract backlog	907	1,045
Segment revenue	$89	$186
Intersegment revenue	(1)	(1)
Revenue	$88	$185
EI	$43	$136
AMS	40	41
ES	5	8
Revenue	88	185

EI	16	15
AMS	10	10
ES	1	(37)
Gross margin	27	(12)
Gross margin %	30.7%	(6.5)%

EI	27	24
AMS	10	11
ES	1	(37)
Gross margin before D&A	38	(2)
Gross margin before D&A %	43.2%	(1.1)%

SG&A	15	23
Operating income (loss)	12	(35)
EBIT	12	(35)
EBITDA	24	(19)
Adjusted EBITDA	32	(6)

ES bookings of $31 million for the three months ended March 31, 2025, decreased from the same period in 2024, attributable to expansion of an existing EI project that occurred in the first quarter of 2024, partially offset by new bookings secured during the first quarter of 2025.

EI contract backlog was $0.9 billion at March 31, 2025, a decrease from the $1.0 billion at December 31, 2024, attributable to revenue recognition from existing contracts.

Revenue decreased by $97 million during the three months ended March 31, 2025 when compared to the three months ended March 31, 2024, attributable to upfront revenue recognized in the first quarter of 2024 on conversion of an existing EI asset from an operating lease to a finance lease.

Gross margin and gross margin percentage for the three months ended March 31, 2025, increased when compared to the three months ended March 31, 2024, primarily due to costs recognized on an international ES project in the first quarter of 2024.

SG&A decreased during the three months ended March 31, 2025, compared to the same period in 2024, attributable to lower amortization cost for the segment's intangible assets, cost reductions and improved efficiencies, and tax refund received during the current quarter.

M-11

Gross Margin by Product Line

Each of Enerflex’s three reporting segments oversee execution of three main product lines: EI, AMS, and ES.

The EI product line includes infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power equipment. The AMS product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to our global clients. The ES product line is comprised of processing, compression, cryogenic, electric power, treated water, and low-carbon solutions, including carbon capture.

The components of each product line’s gross margin and gross margin before D&A are disclosed in the tables below.

	Three months ended March 31, 2025
($ millions, except percentages)	EI	AMS	ES	Total
Revenue	$153	$120	$279	$552
Cost of goods sold:
Operating expenses	67	94	230	391
Depreciation and amortization	29	2	2	33
Gross margin	$57	$24	$47	$128
Gross margin %	37.3%	20.0%	16.8%	23.2%
Gross margin before D&A	$86	$26	$49	$161
Gross margin before D&A %	56.2%	21.7%	17.6%	29.2%

	Three months ended March 31, 2024
($ millions, except percentages)	EI	AMS	ES	Total
Revenue	$229	$121	$288	$638
Cost of goods sold:
Operating expenses	149	95	275	519
Depreciation and amortization	28	2	2	32
Gross margin	$52	$24	$11	$87
Gross margin %	22.7%	19.8%	3.8%	13.6%
Gross margin before D&A	$80	$26	$13	$119
Gross margin before D&A %	34.9%	21.5%	4.5%	18.7%

M-12 Q1 2025 Report 2025

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include adjusted EBITDA, ES bookings and backlog, EI contract backlog, gross margin before D&A, recurring gross margin before D&A, ROCE, bank-adjusted net debt to EBITDA ratio, free cash flow, and dividend payout ratio. These measures should not be considered as alternatives to net earnings or any other measure of performance under IFRS. Reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below and in the relevant sections where appropriate. ES bookings and backlog and EI contract backlog do not have a directly comparable IFRS measure.

Gross Margin before D&A

The Company defines gross margin before D&A as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before D&A is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets. Reconciliation of gross margin before D&A to the most directly comparable IFRS measure is presented in the "Gross Margin by Product Line" section of this MD&A.

Recurring Gross Margin before D&A

Recurring gross margin before D&A is a measure used to assess Enerflex’s recurring business. The Company defines recurring gross margin before D&A as gross margin before D&A from the EI and AMS product lines. The Company considers its EI and AMS product lines to be recurring in nature, given that revenue earned from these product lines are typically contracted and extend into the future rather than only being recognized as a single transaction.

EI gross margin before D&A relates to compression, processing, treated water, and electric power equipment. AMS gross margin before D&A is derived from installation, commissioning, operations and maintenance of client equipment, and parts sales. Gross margin before D&A from the Company’s ES product line is from manufacturing and delivery of equipment and is non-recurring once the goods are delivered. While EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude them from being considered recurring in nature.

	Three months ended March 31,
($ millions, except percentages)	2025	2024[2]
EI gross margin before D&A1	$86	$80
AMS gross margin before D&A1	26	26
Total recurring gross margin before D&A	$112	$106

Total gross margin before D&A1	$161	$119
% of total gross margin before D&A	69.6%	89.1%

1 Refer to the “Gross Margin by Product line” section of this MD&A for further details.

2Recurring gross margins as a percentage of total gross margins for the first quarter of 2024 was impacted by lower gross margin in the ES product line, resulting from project delays and increased costs recognized on an international ES project.

M-13

ROCE

ROCE is a measure used to analyze operating performance and efficiency of the Company’s capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

	Three months ended March 31,
($ millions, except percentages)	2025	2024

Trailing 12-month EBIT	$242	$12
Average Capital employed
Average Net debt[1]	$659	$852
Average Shareholders’ equity[1]	1,051	1,093
Average capital employed	$1,710	$1,945
ROCE	14.2%	0.6%

1Based on a trailing four-quarter average.

Free Cash Flow and Dividend Payout Ratio

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

The Company defines dividend payout ratio as dividends divided by free cash flow. The dividend payout ratio is a non-IFRS measure and may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Dividend payout ratio is used to assess the proportion of free cash flow being returned to shareholders.

The following table reconciles free cash flow to the most directly comparable IFRS measure, cash provided by operating activities:

	Three months ended March 31,
($ millions, except percentages)	2025	2024
Cash provided by operating activities before changes in working capital and other[1]	$62	$18
Net change in working capital and other	34	83
Cash provided by operating activities[2]	$96	$101
Less:
Capital expenditures - Maintenance and PP&E	(8)	(9)
Capital expenditures - Growth	(6)	(8)
Mandatory debt repayments	-	(10)
Lease payments	(6)	(4)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	9	2
Free cash flow	$85	$72
Dividends paid	6	2
Dividend payout ratio	7.1%	2.8%

1Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cashflow from operations” or “CFO”.

M-14 Q1 2025 Report 2025

Bank-Adjusted Net Debt to EBITDA Ratio

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility (“RCF”) and Notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company's financing agreements.

Liquidity

The Company expects that cash flows from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

($ millions)		March 31, 2025
Cash and cash equivalents		$75
RCF	800
Less: Drawings on the RCF	(117)
Less: Letters of Credit[1]	(86)	597
Available for future drawings		$672

1Represents letters of credit that the Company has funded with the RCF. Additional letters of credit of $26 million are funded from the $70 million LC Facility. Refer to Note 5 “Long-Term Debt” of the Financial Statements for further details.

Covenant Compliance

As at March 31, 2025, the Company met the covenant requirements of its funded debt, including the secured RCF and Notes, reflecting strong performance and cash flow generation, and Enerflex’s focus of repaying debt and lowering finance costs.

The following table sets forth a summary of the covenant requirements and the Company’s performance:

Three months ended March 31,
	2025		2024
	Requirement	Performance	Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.1x	0.5x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.3x	2.2x
Interest coverage ratio[3] – Minimum	2.5x	5.1x	3.7x

1Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents, divided by trailing 12-month EBITDA as defined by the Company’s lenders.

2Refer to the "Bank-Adjusted Net Debt to EBITDA Ratio" section of this MD&A.

3Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

M-15

Credit Rating

Enerflex’s credit ratings affect the cost and ability to access the capital markets, and it is the Company’s objective to maintain high quality credit ratings. As at May 7, 2025, S&P Global Ratings ("S&P"), Moody’s Investors Service, Inc. ("Moody’s"), and Fitch Ratings, Inc. ("Fitch") assigned the following credit ratings to Enerflex and the Notes:

	S&P	Moody’s	Fitch
Corporate Credit Rating	BB (stable outlook)	Ba3 (stable outlook)	BB- (positive outlook)
Notes	BB+ (stable outlook)	B1 (stable outlook)	BB (positive outlook)

Summarized Statements of Cash Flow

	Three months ended March 31,
($ millions)	2025	2024
Cash and cash equivalents, beginning of period	$92	$95
Cash provided by (used in):
Operating activities	96	101
Investing activities	(26)	(7)
Financing activities	(86)	(78)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1)	(1)
Cash and cash equivalents, end of period	$75	$110

Operating Activities

Cash provided by operating activities for the three months ended March 31, 2025, was lower when compared to the same period in 2024, attributable to lower recovery of net working capital partially offset by higher net earnings in current quarter.

Investing Activities

Cash used in investing activities for the three months ended March 31, 2025, was higher when compared to the same period in 2024, primarily due to purchase of short term investments and use of working capital for investing activities.

Financing Activities

Cash used in financing activities for the three months ended March 31, 2025, was higher when compared to same period in 2024, due to net repayment of the RCF, principal repayment of lease liabilities and dividend payments during the three months ended March 31, 2025. The Company increased its third quarter dividend by 50% and shortened the payment schedule, as a result, the higher dividends for the third and fourth quarters of 2024, were paid during the three months ended March 31, 2025.

M-16 Q1 2025 Report 2025

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes CAPEX invested in EI assets - operating leases as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets - operating leases, while growth expenditures are intended to expand the Company’s EI assets - operating leases. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to cost of goods sold.

CAPEX and expenditures for finance leases are shown in the table below:

	Three months ended March 31,
($ millions)	2025	2024
Maintenance and PP&E	$8	$9
Growth	6	8
Total CAPEX	14	17
Expenditures for finance leases	19	1
Total CAPEX and expenditures for finance leases	$33	$18

Selling, General and Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support business operations that are not directly attributable to the production of goods or services.

	Three months ended March 31,
($ millions)	2025	2024
Core SG&A1	$54	$58
Share-based compensation	(3)	6
Depreciation and amortization	6	12
Bad debt expense	-	2
Total SG&A	$57	$78

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

Total SG&A for the three months ended March 31, 2025, is lower than the same period in 2024, primarily due to decreased share-based compensation resulting from mark-to-market volatility on share prices, lower depreciation and amortization cost, and lower costs and improved efficiencies in the first quarter of 2025, partially offset by executive transition costs.

Income Taxes

The Company reported income tax expense of $19 million for the three months ended March 31, 2025, compared to income tax recovery of $5 million for the same period in 2024. The change is due to net earnings in the current period compared to net loss realized in the same period of 2024.

M-17

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at March 31, 2025, compared to December 31, 2024:

($ millions)	Increase (Decrease)	Explanation
EI assets - operating leases	(17)

Decrease in EI assets - operating lease is primarily due to depreciation and sale of certain EI assets - operating leases in LATAM segment, partially offset by capital expenditures during the current quarter.

EI assets - finance leases receivable	(8)	Decrease in EI assets - finance leases receivable is due to principal payments received.
Current liabilities	15	Increase in current liabilities is largely attributable to increased deferred revenue, driven by timing of collections on ES projects.
Long-term debt	(69)	Long-term debt has decreased due to net repayment of the RCF, partially offset by amortization of deferred transaction costs and the Notes discount.
Total shareholders' equity	26	Total shareholders' equity increased primarily due to net earnings for the quarter.

Quarterly Summary

($ millions, except per share amounts)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
ES bookings	$205	$301	$349	$331	$420	$265	$394	$264
ES backlog	1,206	1,280	1,271	1,251	1,266	1,134	1,158	1,080
EI contract backlog	1,497	1,545	1,601	1,604	1,639	1,700	1,881	2,025
Revenue	552	561	601	614	638	574	580	579
Gross margin	128	140	141	136	87	119	110	109
Gross margin before D&A	161	174	176	173	119	158	150	145
SG&A	57	92	82	75	78	74	75	66
EBIT	66	47	74	55	3	(51)	24	36
EBITDA	105	92	122	103	47	-	77	83
Adjusted EBITDA	113	121	120	122	69	91	90	107
Net earnings (loss)	24	15	30	5	(18)	(95)	4	(2)
Earnings (loss) per share – basic	0.19	0.12	0.24	0.04	(0.15)	(0.77)	0.03	(0.02)
Earnings (loss) per share – diluted	0.19	0.12	0.24	0.04	(0.15)	(0.77)	0.03	(0.02)
FFO[1]	62	74	63	63	18	46	44	53
CFO[2]	96	113	98	12	101	158	51	(1)
Free cash flow	85	76	78	(4)	72	139	21	(26)
Cash dividends declared per share (CAD $)	0.0375	0.0375	0.0250	0.0250	0.0250	0.0250	0.0250	0.0250
CAPEX – Maintenance & PP&E	8	21	14	9	9	13	10	15
CAPEX – Growth	6	11	2	1	8	4	10	9

1 FFO or “Funds from operations” is also referred to by Enerflex as “Cash provided by operating activities before changes in working capital and other”.

2 CFO or “Cashflow from operations” is also referred to by Enerflex as “Cash provided by (used in) operating activities”.

M-18 Q1 2025 Report 2025

Capital Resources

On April 30, 2025, Enerflex had 123,523,529 common shares outstanding. Enerflex has not established a formal dividend policy, and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the first quarter of 2025, the Board declared a quarterly dividend of CAD $0.0375 per share.

At March 31, 2025, the Company had drawings of $117 million against the RCF (December 31, 2024 – $191 million). The weighted average interest rate on the RCF at March 31, 2025, was 6.1% (December 31, 2024 – 7.4%).

The composition of the borrowings on the Notes and RCF were as follows:

	Maturity Date	March 31, 2025	December 31, 2024
Notes	October 15, 2027	$563	$563
Drawings on the RCF	October 13, 2026	117	191
		680	754
Deferred transaction costs and Notes discount		(41)	(46)
Long-term debt		$639	$708

Non-current portion of long-term debt		639	708
Long-term debt		$639	$708

At March 31, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $680 million, and nil thereafter.

M-19

Legal Proceedings

The Company or certain of its subsidiaries are involved in or subject to, in the normal course of business, lawsuits, claims and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims and legal proceedings involve acquired or disposed assets with respect to which a third party or the Company or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not expect any of the outstanding lawsuits, claims or legal proceedings to have a material adverse effect on Enerflex (including its consolidated financial position). Although Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these outstanding lawsuits, claims or legal proceedings may result in monetary damages, fines, penalties or injunctive relief against Enerflex that could have a material adverse effect on Enerflex (including its consolidated financial position). The Company will reassess the probability and estimability of contingent losses as new information becomes available.

In response to a fatal attack at an adjacent site in the second quarter of 2024, Enerflex declared Force Majeure on the EH Cryo project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice that the customer intended to terminate the project contract and that it had commenced arbitration proceedings against the Company alleging that Enerflex breached its obligations. In Q4 2024, Enerflex terminated the contract, citing the continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its obligations. Enerflex is disputing the customer’s claims, viewing them as baseless and unsubstantiated, and a wrongful attempt to circumvent the Company’s rights under the contract. Enerflex has brought a counterclaim against its customer to recover amounts owing following Enerflex’s termination of the contract. As at March 31, 2025, the remaining assets associated with the EH Cryo project carried on the Company’s consolidated statement of financial position was $161 million.

Seasonality of Operations

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenue in the fourth quarter of each year related to these seasonal trends. Revenue is also impacted by both the Company’s and its customer’s capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

M-20 Q1 2025 Report 2025

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and the Board has approved, this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including Internal Control Over Financial Reporting (“ICFR”) and Disclosure Controls and Procedures (“DC&P”).

Management is responsible for establishing and maintaining adequate ICFR and DC&P. ICFR is a framework designed to provide reasonable assurance regarding the reliability and preparation of the unaudited interim condensed financial statements for external reporting in accordance with IFRS.

DC&P refer to controls and other procedures designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Under the supervision, and with the participation, of Enerflex’s Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR and DC&P as of March 31, 2025, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”).

Based on the Company’s evaluation, Management concluded that its ICFR and DC&P were effective as of March 31, 2025.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency. There have been no significant additional changes in the design of the Company’s ICFR during the three months ended March 31, 2025, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

Subsequent to March 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on June 3, 2025 to shareholders of record on May 21, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on availability of cash flow, anticipated market conditions, and the general needs of the business.

M-21

Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "future", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify FLI. In particular, this MD&A includes (without limitation) FLI pertaining to:

•
disclosures under the heading “Outlook” including:
•
the highly contracted EI product line and the recurring nature of AMS will, together, account for approximately 65% of Enerflex’s gross margin before depreciation and amortization during 2025;
•
client partner contracts within Enerflex’s EI product line will generate approximately $1.5 billion of revenue over their remaining terms;
•
a majority of the ES product line backlog of approximately $1.2 billion as at March 31, 2025, will convert into revenue over the next 12 months;
•
ES gross margins are expected to align more closely with historical averages while near term ES revenue will remain steady;
•
expectations that the Company will be partially protected from the direct and indirect impact of tariffs through its diversified operations and on-going risk management efforts;
•
in respect of the USA, expectations that the Company is well positioned to benefit from growth in domestic energy production;
•
natural gas and produced water volumes are anticipated to grow across Enerflex’s global footprint, supporting an attractive medium-term outlook for ES products and services;
•
total capital expenditures in 2025 will be $110 million to $130 million, which includes approximately $70 million for maintenance and PP&E capital expenditures and growth spending of $40 million to $60 million;
•
capital spending will focus on client partner supported opportunities primarily in the USA;
•
the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants;
•
considerations to further reduce debt to strengthen our balance sheet and lower net financing costs and that doing so will position the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack;
•
the CEO search and the time it will take to complete the CEO search and the impact the CEO search may have on the Company and its operations;
•
the Company’s backlog and the ability to secure future bookings;
•
expectations for steady near-term revenue generation of the ES business in the NAM segment driven by draw-down of the segment's backlog of $1.0 billion as at March 31, 2025;
•
the ability of the Company to capitalize on opportunities should they proceed, if at all;
•
expectations that cashflow from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund Enerflex’s requirements for investments in working capital and capital assets;

M-22 Q1 2025 Report 2025

•
the potential for the Company to incur costs related to the construction of EI assets determined to be finance leases;
•
expectations that potential liabilities that may arise in connection with lawsuits, claims, and other legal proceedings that arise in the normal course of business, will not have a material effect on the consolidated financial position of the Company;
•
the ability of the Company to continue to meet its covenant requirements of its funded debt, including the secured RCF and Notes;
•
the impact of seasonal trends on the business of the Company; and
•
that the Board will set the Company’s quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business and that this will support expectations regarding the continued payment of the quarterly dividend.

This FLI is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances. All FLI in this MD&A is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation:

•
the ability of the Company to adjust the business as appropriate in response to ES activity levels, evolving market conditions, and increased near-term risk and uncertainty, including the impact of tariffs and lower oil prices;
•
industry conditions including supply and demand fundamentals for crude oil and natural gas;
•
expected increases in natural gas and produced water volumes across Enerflex’s global footprint;
•
the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids;
•
supply chain interruptions leading to delays in receiving materials and parts to produce equipment and/or the impact of tariffs and/or retaliatory tariffs on the supply chain;
•
interest rates and foreign exchange rates;
•
new environmental, taxation, and other laws and regulations;
•
capital spending discipline from market participants;
•
the fulfillment by our customer partners of the terms of their contracts;
•
the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and new and emerging markets;
•
increased competition across all business lines;
•
market conditions continuing to support the NCIB within the anticipated timeframe;
•
the impact of amendments, if any, to the terms of the ASPP;
•
sufficiency of funds to support capital investments required to grow the business;
•
availability of qualified personnel or management and difficulties in retaining qualified personnel;
•
political unrest; and
•
other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the FLI included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The FLI included in this MD&A should not be unduly relied upon as a number of factors could

M-23

cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's AIF for the year ended December 31, 2024.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Enerflex and its prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Except as otherwise stated herein, the FOFI included in this MD&A was made and approved by Management and the Board as of the date hereof. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The inclusion of FOFI in this MD&A is to provide readers with a more complete perspective on the Company’s future operations and Management's current expectations regarding the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The FLI and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The FLI and FOFI included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any FLI or FOFI, whether as a result of new information, future events or otherwise.

M-24 Q1 2025 Report 2025